Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-130074

Pricing Supplement to the Prospectus dated July  16, 2008,

the Prospectus Supplement dated July  16, 2008,

and the Prospectus Supplement No.  1 dated July 17, 2008 — No. 34

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $5,755,000 Leveraged Buffered Equity Index-Linked Notes due 2010 (Linked to the Financial Select Sector Index)

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (December 2, 2010, subject to adjustments) is based on the performance of the Financial Select Sector Index (which we refer to as the index), as measured from the trade date to the determination date (November 17, 2010, subject to adjustments). The return on your notes is not linked to the performance of the index on a one-to-one basis and is subject to a cap on the upside appreciation, while you could lose your entire investment in the notes if the index level decreases to zero.

On the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage increase or decrease in the index, which we refer to as the index return.

The index return will be determined as follows: First, we will subtract the initial index level (202.39) from the final index level (which will be the closing level of the index on the determination date, subject to adjustments). Then, we will divide the result by the initial index level, and express the resulting fraction as a percentage.

The cash settlement amount for each note will then be calculated as follows:

•

if the final index level is greater than the initial index level, an amount in cash equal to the sum of the $1,000 face amount plus 1.1% of the $1,000 face amount for every 1% increase in the level of the index, subject to a cap in the appreciation of the index level of 81.3% of the initial index level;

•	if the final index level is equal to or less than the initial index level but is greater than or equal to 85% of the initial index level, an amount in cash equal to the $1,000 face amount; or

•

if the final index level is less than 85% of the initial index level, an amount in cash equal to the result of the $1,000 face amount minus approximately 1.1765% of the $1,000 face amount for every 1% decrease in the level of the index below 85% of the initial index level.

You could lose your entire investment in the notes if the final index level is zero. A percentage decrease of more than 15% between the initial index level and the final index level on the determination date will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes. In such a case, the rate of decrease in the amount payable on your notes will exceed the rate of decrease in the level of the index. Moreover, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum settlement amount of $1,894.30. In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the leveraged buffered equity index-linked notes found in “General Terms of the Non-Principal Protected Equity Index-Linked Notes” on page S-36 of the accompanying prospectus supplement no. 1.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through January 16, 2009. We encourage you to read “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes” on page S-27 of the accompanying prospectus supplement no. 1 and “Additional Risk Factors Specific to Your Notes” on page PS-8 of this pricing supplement so that you may better understand those risks.

Original issue date: October 2, 2008

Original issue price: 100% of the face amount

Underwriting discount: 0.175% of the face amount

Net proceeds to the issuer: 99.825% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

“Standard & Poor’s®”, “S&P®” and “Financial Select Sector Index” are trademarks of The McGraw-Hill Companies, Inc. and are licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Pricing Supplement dated September 18, 2008.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 16, 2008, as supplemented by the accompanying prospectus supplement, dated July 16, 2008, of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 1” mean the accompanying prospectus supplement no. 1, dated July 17, 2008, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Non-Principal Protected Equity Index-Linked Notes” on page S-36 of the accompanying prospectus supplement no. 1.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: the Financial Select Sector Index, as maintained by the American Stock Exchange (“AMEX”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying prospectus supplement no. 1:

•	type of notes: notes linked to a single index

•	buffer level: yes, as described below

•	cap level: yes, as described below

•	averaging dates: not applicable

•	interest: not applicable

•	redemption right or price dependent redemption right: not applicable

Face amount: each note will have a face amount of $1,000; $5,755,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Cash settlement amount:

•	if the final index level is greater than or equal to the cap level, the maximum settlement amount;

•

if the final index level is greater than the initial index level but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the index return;

•	if the final index level is equal to or less than the initial index level but greater than or equal to the buffer level, the $1,000 face amount; and

•

if the final index level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the index return plus the buffer amount

Initial index level: 202.39

Final index level: the closing level of the index on the determination date, except in the limited circumstances described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-42 of the accompanying prospectus supplement no. 1 and subject to adjustment as provided under “General Terms of the

Non-Principal Protected Equity Index-Linked Notes — Discontinuance or Modification of an Index” on page S-43 of the accompanying prospectus supplement no. 1

Index return: the quotient of (1) the final index level minus the initial index level divided by (2) the initial index level, expressed as a percentage

Participation rate: 110%

Cap level: 181.3% of the initial index level

Maximum settlement amount: $1,894.30

Buffer level: 85% of the initial index level

Buffer rate: the quotient of the initial index level divided by the buffer level, which equals approximately 117.65%

Buffer amount: 15%

Trade date: September 18, 2008

Original issue date (settlement date): October 2, 2008

Stated maturity date: December 2, 2010, subject to adjustments as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-40 of the accompanying prospectus supplement no. 1

Determination date: November 17, 2010, subject to adjustments as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-40 of the accompanying prospectus supplement no. 1

No interest: the offered notes do not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Calculation agent: Goldman, Sachs & Co.

Closing level: as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Special Calculation Provisions — Closing Level” on page S-45 of the accompanying prospectus supplement no. 1

Business day: as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Special Calculation Provisions — Business Day” on page S-45 of the accompanying prospectus supplement no. 1

Trading day: as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Special Calculation Provisions — Trading Day” on page S-45 of the accompanying prospectus supplement no. 1

CUSIP no.: 38145K218

ISIN no.: US38145K2188

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-49 of the accompanying prospectus supplement no. 1

Supplemental discussion of federal income tax consequences: as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-51 of the accompanying prospectus supplement no. 1

ERISA: as described under “Employee Retirement Income Security Act” on page S-55 of the accompanying prospectus supplement no. 1

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-56 of the accompanying prospectus supplement no. 1; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $29,000; we expect to deliver the notes against payment therefor in New York, New York on October 2, 2008, which is expected to be the tenth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes initially will settle in ten business days (T + 10), to specify alternative settlement arrangements to prevent a failed settlement; the notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law N°1 of July 8, 1999 and/or its regulations (the “Panamanian Securities Act”) and may not be publicly offered or sold within

Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Act. The notes do not benefit from the tax incentives provided by the Panamanian Securities Act and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical index levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final index levels that are entirely hypothetical; it is not possible to predict what the index level will be on any day throughout the life of your notes or what the final index level will be on the determination date. The index has been highly volatile in the past — meaning that the index level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will Be Significantly Less Than the Issue Price” on page S-27 of the accompanying prospectus supplement no. 1. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Participation rate	110%

Cap level	181.3% of the initial index level

Maximum settlement amount	$1,894.30

Buffer level	85% of the initial index level

Buffer rate	Approximately 117.65%

Buffer amount	15%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the index stocks or the method by which the index calculation agent calculates the index

Notes purchased on original issue date and held to the stated maturity date

For these reasons, the actual performance of the index over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical index levels shown elsewhere in this pricing supplement. For information about the historical levels of the index during recent periods, see “The Index — Historical High, Low and Closing Levels of the Index” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the index between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

The levels in the left column of the table below represent hypothetical final index levels and are expressed as percentages of the initial index level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level), and are expressed as percentages of the face amount of a note. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level) and the assumptions noted above.

Hypothetical Final Index Level (as Percentage of Initial Index Level)	Hypothetical Payment Amount (as Percentage of Face Amount)
200.00%	189.43%
190.00%	189.43%
181.30%	189.43%
165.00%	171.50%
150.00%	155.00%
125.00%	127.50%
105.00%	105.50%
100.00%	100.00%
97.00%	100.00%
95.00%	100.00%
90.00%	100.00%
85.00%	100.00%
75.00%	88.24%
70.00%	82.35%
50.00%	58.82%
25.00%	29.41%
0.00%	0.00%

If, for example, the final index level were determined to be 25.00% of the initial index level, the payment amount that we would deliver on your notes at maturity would be 29.41% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 70.59% of your investment. If, however, the final index level were determined to be 190.00% of the initial index level, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 189.43% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final index level over 181.3% of the initial index level.

The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final index level (expressed as a percentage of the initial index level) of less than 85% (the section left of the 85% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final index level (expressed as a percentage of the initial index level) of greater than 181.3% (the section right of the 181.3% marker on the horizontal axis) would result in a capped return on your investment.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-29 of the accompanying prospectus supplement

no. 1.

We cannot predict the actual final index level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the index level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated July 16, 2008, and “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes” in the accompanying prospectus supplement no. 1. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through January 16, 2009. After January 16, 2009, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-29 of the accompanying prospectus supplement  no. 1.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-29 of the accompanying prospectus supplement no. 1.

The Principal of Your Notes Is Not Protected

The principal of your notes is not protected. Our cash payment on your notes on the stated maturity date will be based on the performance of the Financial Select Sector Index as measured from the initial index level of 202.39 to the closing level on the determination date. If the final index level for your notes is less than the buffer level, you will lose approximately 1.1765% of the face amount of your notes for every 1% negative index return below -15%. Thus, you may lose your entire investment in the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the index over the life of your notes will be limited because of the cap level, which is equal to 181.3% of the initial index level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the index may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlying index.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

The Performance of the Index May Differ from the Performance of the S&P 500® Index

Although the index consists of companies drawn from the universe of companies included in the S&P 500® Index, the performance of the index may differ from the performance of the S&P 500® Index because the composition and weighting of the index differ from the composition and weighting of the S&P 500® Index. Because of this imperfect correlation, the return on the notes will not be the same as a debt security with a payment at maturity linked to the performance of the S&P 500® Index.

S&P or Merrill Lynch May Adjust the Financial Select Sector Index in a Way That Affects Its Level, and S&P or Merrill Lynch Have No Obligation to Consider Your Interests

Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), is responsible for calculating and maintaining the S&P 500® Index, from which the Financial Select Sector Index is derived. S&P can add, delete or substitute the equity securities composing the S&P 500® Index or make other methodological changes that could change the level of the S&P 500® Index. Any such additions, deletions, substitutions or other methodological changes with respect to the S&P 500® Index could change the level of the Financial Select Sector Index. You should realize that the Financial Select Sector Index may be affected by changing the companies included in it, because a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the S&P 500® Index. Any of these actions could adversely affect the value of the notes. S&P has no obligation to consider your interests in calculating or revising the S&P 500® Index. See “The Index” below.

In addition, the stocks included in the index are selected by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “index compilation agent”), acting as index compilation agent, in consultation with S&P, from all of the companies represented by the S&P 500® Index. The index is calculated and disseminated by The American Stock Exchange (“AMEX”). The index compilation agent, in consultation with S&P, can add, delete or substitute the stocks underlying the index, which could change the value of the index and adversely affect the value of the notes. The index compilation agent has no obligation to consider your interests in selecting which stocks to include in the index. See “The Index” below.

The Index Is Concentrated in the Financial Services Sector

All or substantially all of the equity securities which are included in the index are issued by companies whose primary line of business is directly associated with the financial services sector, including the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate, including real estate investment trusts. Because the value of the notes is linked to the performance of the index, an investment in these notes will be concentrated in the financial services sector. Financial services companies are subject to extensive government regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include real estate investment trusts). As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers.

Except to the Extent We Are One of the Companies Whose Common Stock Comprises The Financial Select Sector Index, There Is No Affiliation Between the Index Stock Issuers, S&P, the Index Compilation Agent or AMEX and Us, and We Are Not Responsible for Any Disclosure by Any of the Other Index Stock Issuers, S&P, the Index Compilation Agent or AMEX

The common stock of Goldman Sachs is one of the stocks comprising The Financial Select Sector Index, which we call the “index stocks”. Goldman Sachs is not otherwise affiliated with the issuers of the index stocks, S&P, the index compilation agent or AMEX. As we describe in “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes — The Policies of the Applicable Index Sponsor and Changes that Affect an Index to Which Your Notes are Linked, or the Constituent Indices or Index Stocks Underlying Such Index, Could Affect the Amount Payable on Your Notes and Their Market Value” on page S-33 of the accompanying prospectus no. 1, however, we or our affiliates may currently or from time to time in the future engage in business with the index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index or any of the other index stock issuers. You, as an investor in your notes, should make your own investigation into the index and the index stock issuers. See “The Index” below for additional information about the index.

None of S&P, the index compilation agent, AMEX, nor any of the other index stock issuers is involved in this offering of your notes in any way and none of them has any obligation of any sort with respect to your notes. None of S&P, the index compilation agent, AMEX, nor any of the other index stock issuers has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your notes.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering the proper Federal income tax treatment of an instrument such as your notes that are currently characterized as prepaid forward contracts, which could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Furthermore, a bill has been introduced in Congress that, if enacted, would require holders of notes, such as your notes, purchased after the bill is enacted to accrue interest income over the life of the notes despite the fact that there will be no interest payments over the life of the notes. We describe these developments in more detail under “Summary Information — Key Terms — Supplemental Discussion of Federal Income Tax Consequences” above. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. will treat the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-51 of the accompanying prospectus supplement no. 1 unless and until there is further guidance from the Treasury Department and the

Internal Revenue Service or an enacted legislation.

THE INDEX

We have derived all information contained in this pricing supplement regarding the Financial Select Sector Index and the index from which it is derived, the S&P 500® Index, including, without limitation, the make-up, method of calculation and changes in components for each index, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P, the index compilation agent, or AMEX. We have not independently verified the information derived from these public sources, and we make no representation or warranty as to the accuracy of such information.

The Financial Select Sector Index

The Financial Select Sector Index is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500® Index and are involved in the development or production of financial products. Companies in the index include a wide array of diversified financial services firms whose business lines range from investment management to commercial banking. The index was established with a value of 250.00 on June 30, 1998. The Financial Select Sector Index is one of the nine Select Sector sub-indices of the S&P 500® Index, each of which we refer to as a “Select Sector Index.” As of July 17, 2008, the Financial Select Sector Index included 89 component stocks.

The stocks included in the Financial Select Sector Index are selected by the index compilation agent, in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the Financial Select Sector Index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. AMEX acts as the index calculation agent in connection with the calculation and dissemination of the index. S&P’s only relationship to the index compilation agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the index compilation agent.

As of December 31, 2007, the index had a 17.63% weighting in the S&P 500® Index based on the capitalization of the constituent stocks.

For more information about the S&P 500® Index, see “The Indices — S&P 500® Index” on page A-9 of the accompanying prospectus supplement no. 1.

Construction and Maintenance

The index is developed and maintained in accordance with the following criteria:

•	Each of the component stocks in the index is a constituent company of the S&P 500® Index.

•	Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.

•

The index compilation agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The index compilation agent, after consultation with S&P, assigns a particular company’s stock to the index on the basis of such company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in the index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index constituent stocks to the index, that assignment being the sole responsibility of the index compilation agent.

•

The index is calculated by the index calculation agent using a modified “market capitalization” methodology. This design ensures that each of the component stocks within the index is represented in a proportion consistent with its percentage with respect to the total market capitalization of the index. Under certain conditions, however, the number of shares of a component stock within the index may be adjusted to conform to Internal Revenue Code requirements.

•

The index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology; that means the level of the index reflects the total market value of all of its component stocks relative to a particular base period. The daily calculation of the index is computed by dividing the total market value of the companies in the index by a number called the index divisor.

•

The index is weighted based on the market capitalization of each of the component stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single component stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of the index; and (ii) with respect to 50% of the total value of the index, the market capitalization-based weighted value of the component stocks must be diversified so that no single component stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the index.

•

Rebalancing the index to meet the asset diversification requirements will be the responsibility of the index calculation agent. If shortly prior to the last business day of any calendar quarter (a “Quarterly Qualification Date”), a component stock (or two or more component stocks) approaches the maximum allowable value limits set forth above (the “Asset Diversification Limits”), the percentage that such component stock (or component stocks) represents in the index will be reduced and the market capitalization based weighted value of such component stock (or component stocks) will be redistributed across the component stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each component stock that exceeds 24% of the total value of the index will be reduced to 23% of the total value of the index and the aggregate amount by which all component stocks exceed 24% will be redistributed equally across the remaining component stocks that represent less than 23% of the total value of the index. If as a result of this redistribution, another component stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the index accounted for by the lowest weighted component stocks, each component stock that exceeds 4.8% of the total value of the index will be reduced to 4.6% and the aggregate amount by which all component stocks exceed 4.8% will be distributed equally across all remaining component stocks that represent less than 4.6% of the total value of the index. If as a result of this redistribution another component stock that did not previously exceed 4.8% of the index value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the index is accounted for by component stocks representing no more than 4.8% of the total value of the index. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

•

The index compilation agent at any time may determine that a component stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the index compilation agent notifies the index calculation agent that a component stock’s Select Sector Index assignment should be changed, the index calculation agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that component stocks will change sectors frequently. Component stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

Historical High, Low and Closing Levels of the Index

The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the index as an indication of the future performance of the index. We cannot give you any assurance that the future performance of the index or the index stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Moreover, in light of current market conditions, the trends reflected in the historical performance of the index may be less likely to be indicative of the performance of the index during the period from the trade date until the determination date and of the final level of the index than would otherwise have been the case. In particular, based on the historical movement of the closing levels of the index reflected in the table below, in the past forty-five months, there have been only two full 27 month periods, measured from the ends of the relevant calendar quarters, in which the closing level of the index has fallen by 15% or more from the closing level of the index on the initial date of such period. However, in light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the index. The actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2005, 2006 and 2007, and the first three calendar quarters in 2008, through September 18, 2008. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Index

	High	Low	Close
2005
Quarter ended March 31	304.44	280.50	283.50
Quarter ended June 30	295.76	275.35	293.84
Quarter ended September 30	302.39	289.72	294.05
Quarter ended December 31	322.39	284.96	316.06
2006
Quarter ended March 31	330.10	312.09	324.25
Quarter ended June 30	339.55	312.51	321.79
Quarter ended September 30	346.13	315.09	345.29
Quarter ended December 31	370.52	344.06	367.14
2007
Quarter ended March 31	377.70	345.03	354.52
Quarter ended June 30	377.19	352.59	359.81
Quarter ended September 30	366.10	318.67	342.08
Quarter ended December 31	357.28	280.04	290.62
2008
Quarter ended March 31	294.43	232.47	247.99
Quarter ended June 30	274.89	200.84	200.84
Quarter ending September 30 (through September 18, 2008)	224.91	172.08	202.52

License Agreement

We have entered into a non-exclusive license agreement with Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”), whereby we and our affiliates, in exchange for a fee, are permitted to use the index in connection with the offer and sale of the offered notes. We are not affiliated with Standard & Poor’s; the only relationships between Standard & Poor’s and us are the licensing of the use of the index and trademarks relating to the index and the inclusion of our common stock as one of the Standard & Poor’s index stocks comprising the Financial Select Sector Index, as published by AMEX.

Neither Goldman, Sachs & Co. nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of the index or any successor index.

The offered notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s. Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or the ability of the Financial Select Sector Index to track general stock market performance. Standard & Poor’s only relationship to Goldman, Sachs & Co. is the licensing of certain trademarks and trade names of Standard & Poor’s and of the Financial Select Sector Index, which index is determined, composed and calculated by S&P without regard to Goldman, Sachs & Co. or the offered notes. Standard & Poor’s has no obligation to take the needs of Goldman, Sachs & Co. or the owners of the offered notes into consideration in determining, composing or calculating the Financial Select Sector Index. Standard & Poor’s is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the offered notes to be issued or in the determination or calculation of the equation by which the offered notes are to be converted into cash. Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the offered notes.

STANDARD & POOR’S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE FINANCIAL SELECT SECTOR INDEX OR ANY DATA INCLUDED THEREIN AND STANDARD & POOR’S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STANDARD & POOR’S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GOLDMAN, SACHS & CO., OWNERS OF THE OFFERED NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE FINANCIAL SELECT SECTOR INDEX OR ANY DATA INCLUDED THEREIN. STANDARD & POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE FINANCIAL SELECT SECTOR INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD & POOR’S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

All disclosures contained in this pricing supplement regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Standard & Poor’s. Goldman Sachs does not assume any responsibility for the accuracy or completeness of that information.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

Pricing Supplement

Page
Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-8
The Index	PS-12

Prospectus Supplement No. 1 dated July 17, 2008

Summary Information	S-3
Hypothetical Returns on the Non-Principal Protected Equity Index-Linked Notes	S-11
Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes	S-27
General Terms of the Non-Principal Protected Equity Index-Linked Notes	S-36
Use of Proceeds and Hedging	S-49
Supplemental Discussion of Federal Income Tax Consequences	S-51
Employee Retirement Income Security Act	S-55
Supplemental Plan of Distribution	S-56
The Indices	A-1
MSCI EAFE Index	A-1
Russell 2000® Index	A-6
S&P 500® Index	A-9
TOPIX® Index	A-12

Prospectus Supplement dated July 16, 2008

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-21
Supplemental Plan of Distribution	S-22
Validity of the Notes	S-24

Prospectus dated July 16, 2008

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	64
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc	89
Legal Ownership and Book-Entry Issuance	94
Considerations Relating to Securities Issued in Bearer Form	100
Considerations Relating to Indexed Securities	104
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	107
Considerations Relating to Capital Securities	110
United States Taxation	113
Plan of Distribution	136
Employee Retirement Income Security Act	139
Validity of the Securities	139
Experts	140
Cautionary Statement Pursuant to the Private Litigation Reform Act of 1995	140

$5,755,000

The Goldman Sachs Group, Inc.

Leveraged Buffered Equity Index-Linked Notes due 2010

(Linked to the Financial Select Sector Index)

Medium-Term Notes, Series D

Goldman, Sachs & Co.